UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

March 1, 2010

Datone, Inc.
(Exact name of registrant as specified in its charter)

Delaware	000- 53075	16-1591157
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Qingdao Hongguan Shoes Co., Ltd.
269 First Huashan Road
Jimo City, Qingdao
Shandong, PRC
(Address of principal executive offices) (Zip Code)

86-0532-8659 5999
(Registrant’s telephone number, including area code)

Information Statement Pursuant to Section 14(F) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

DATONE, INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

DATONE, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT.  NO VOTE OR OTHER ACTION BY STOCKHOLDERS OF DATONE, INC. IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

GENERAL

This Information Statement is being mailed on or about March 5, 2010, to the holders of common stock, par value $0.0001 per share of Datone, Inc., a Delaware corporation (the “Company”).  You are receiving this Information Statement in connection with the appointment of persons designated by the majority of the Company’s Board of Directors (the “Board”) to fill seats on the Company’s Board. The resignation of the existing directors and the appointment of the new directors will be effective ten (10) days following the filing and mailing of this Information Statement to the Company’s shareholders.

On February 12, 2010, the Company entered into a Share Purchase and Exchange Agreement (the “Exchange Agreement”) with Glory Reach International Limited, a Hong Kong limited company (“Glory Reach”), its shareholders (“Glory Reach Shareholders”), Greenwich Holdings LLC, and Hongguan Shoes Co., Ltd., a People’s Republic of China (“PRC”) limited company (“Qingdao Shoes”).  Pursuant to the Exchange Agreement, the Company acquired all of the outstanding shares (the “Interests”) of Glory Reach from the Glory Reach Shareholders; and the Glory Reach Shareholders transferred and contributed all of their Interests to us. In exchange, we issued to the Glory Reach Shareholders, their designees or assigns, 10,000 shares of our Series A Convertible stock, which constituted 97% of our issued and outstanding capital stock on an as-converted to common stock basis as of and immediately after the consummation of the transactions contemplated by the Share Exchange Agreement (the “Share Exchange”).  Therefore, Glory Reach became a wholly-owned subsidiary of the Company. The Share Exchange resulted in a change in control of the Company.

Further and in connection with the Share Exchange, on February 12, 2010 Craig H. Burton, our former President and current Director, Joseph J. Passalaqua, our former Secretary and current Director, and Joseph Meuse, our Director, submitted a resignation letter pursuant to which they resigned from all offices that they held effective immediately and from their  position as our directors that will become effective on the tenth day following the mailing by us of this Schedule 14f-1.  In addition, our board of directors on February 12 appointed Tao Wang (Chairman), Renwei Ma and Lanhai Sun to fill the vacancies created by such increase, which appointments will become effective upon the effectiveness of the resignation of Craig H. Burton, Joseph J. Passalaqua, and Joseph Meuse on the tenth day following the mailing by us of this Schedule 14f-1.

You are urged to read this Information Statement carefully.
You are not, however, required to take any action.

VOTING SECURITIES

Upon the closing of the Share Exchange on February 12, 2010, the Company had 100,000,000 authorized shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share.  Upon the closing of the Share Exchange 8,100,000 shares of common stock were issued and outstanding and 10,000 shares of preferred stock were issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders.  Shares of Series A Preferred Stock will automatically convert into shares of common stock on the basis of one share of Series A Preferred Stock for 970 shares of common stock immediately subsequent to the effectiveness of a planned 1-for-27 reverse split of our outstanding common stock (the “Reverse Split”), which we expect to become effective in or about March 2010.  Upon the Reverse Split the 10,000 outstanding shares of Series A Preferred Stock will automatically convert into 9,700,000 shares of common stock, which will constitute 97% of the outstanding common stock of Datone subsequent to the Reverse Split. Holders of Series A Preferred Stock vote with the holders of common stock on all matters on an as-converted to common stock basis, based on an assumed post 1-for-27 reverse split (to retroactively take into account the Reverse Split).  For example, assuming 100 shares of Series A Preferred Stock are issued and outstanding on the record date for any stockholder vote, such shares, voting in aggregate, would vote a total of 2,619,000 voting shares.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our common stock as of February 12, 2010 (i) by each person who is known by us to beneficially own more than 5% of our common stock; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group. Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, 269 First Huashan Road, Jimo City, Qingdao, Shandong, China. Except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in the table to our knowledge have sole voting and investment power with respect to all shares of securities shown as beneficially owned by them. The information in this table is as of February 12, 2010 based upon (i) 8,100,000 shares of common stock outstanding and (ii) 10,000 shares of Series A convertible Preferred Stock outstanding.

Name and Address of Beneficial Owner	Office, If Any	Title of Class	Amount and Nature of Beneficial Ownership		Percent Series A Preferred Stock	Percent Common Stock	Percent of Combined Voting Power of Common Stock and Series A Preferred Stock (1)

		Officers and Directors

Tao Wang	Chief Executive Officer	Series A Convertible Preferred Stock	6,495	(2)	65.0%	-%	63.0%

Joseph Meuse 360 Main Street PO Box 393 Washington, Virginia 22747	Director	Series A Convertible Preferred Stock	873		8.7	-	8.5

Craig Burton	Director	Common Stock	115,000		-	1.4	*

Joseph J. Passalaqua	Director	Common Stock	120,000		-	1.5	*

All officers and directors as a group (2 persons named above)		Series A Convertible Preferred Stock	7,368		73.7	2.9
		Common Stock	235,000				71.6

		5% Security Holders

Swift Dynamic Limited P.O. Box 957, Offshore Incorporations Centre, Road Town, British Virgin Islands		Series A Convertible Preferred Stock	6,495	(2)	65.0	-	63.0

Greenwich Holdings, LLC (3) 106 Glenwood Drive Liverpool NY 13090		Common Stock	6,792,781	(3)	-	83.9	2.5

William Luckman 360 Main Street PO Box 393 Washington, Virginia 22747		Series A Convertible Preferred Stock	874		8.7	-	8.5

* Less than 1%
- N/A
(1) Common Stock shares have one vote per share.  Shares of Series A Convertible Preferred Stock will automatically convert into shares of common stock on the basis of one share of Series A Preferred Stock for 970 shares of common stock upon the effectiveness of a planned 1-for-27 reverse split of our outstanding common stock, which we expect to become effective in or about March 2010.  Holders of Series A Preferred Stock vote with the holders of common stock on all matters on an as-converted to common stock based on an assumed post 1-for-27 reverse split basis.

(2) Based on 6,495 shares of Series A Convertible Preferred held by Swift Dynamic Limited, a British Virgin Islands limited company.  Tao Wang serves as Chief Executive Officer and Director of Swift Dynamic Limited.

(3) Based on 6,792,781 shares of Common Stock held by Greenwich Holdings, LLC.  Greenwich Holdings, LLC is a New York limited liability company that is owned by Joseph C. Passalaqua, a resident of Liverpool, New York.

CHANGES IN CONTROL

On February 12, 2010, the Company and its stockholders entered into the Exchange Agreement with Glory Reach, Glory Reach Shareholders, Greenwich Holdings LLC, and Qingdao Shoes.  Pursuant to the Exchange Agreement, the Company acquired all of the outstanding shares of Glory Reach from the Glory Reach Shareholders (the “Interests”); and the Glory Reach Shareholders transferred and contributed all of their Interests to us. In exchange, we issued to the Glory Reach Shareholders, their designees or assigns, 10,000 shares of our Series A Convertible stock, which constituted 97% of our issued and outstanding capital stock on an as-converted to common stock basis as of and immediately after the consummation of the transactions contemplated by the Share Exchange Agreement.  Therefore, Glory Reach became a wholly-owned subsidiary of the Company. The Share Exchange resulted in a change in control of the Company.

Further and in connection with the Share Exchange, on February 12, 2010 Craig H. Burton, our former President and current Director, Joseph J. Passalaqua, our former Secretary and current Director, and Joseph Meuse, our Director, submitted a resignation letter pursuant to which they resigned from all offices that they held effective immediately and from their position as our directors that will become effective on the tenth day following the mailing by us of this Schedule 14f-1.  In addition, our board of directors on February 12 appointed Tao Wang (Chairman), Renwei Ma and Lanhai Sun to fill the vacancies created by such increase, which appointments will become effective upon the effectiveness of the resignation of Craig H. Burton, Joseph J. Passalaqua, and Joseph Meuse on the tenth day following the mailing by us of this Schedule 14f-1.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

Prior to the consummation of the Share Exchange Agreement, our Board of Directors consisted of one three directors, Craig H. Burton, Joseph J. Passalaqua, and Joseph Meuse (the “Current Directors”).  The Current Directors have submitted a letter of resignation and Tao Wang, Renwei Ma, and Lanhai Sun have been appointed to our Board of Directors (the “Incoming Directors”). The resignation of the Current Directors and appointment of the Incoming Directors will both become effective 10 days after the filing and mailing of this Schedule 14f-1 (the “Effective Date”).  On February 12, 2010, the board of directors appointed the new executive officers as listed below.

NAME	AGE	POSITION
Tao Wang(1)	39	Director and Chief Executive Officer
Renwei Ma(1)	43	Director and General Counsel
Fang Sui	28	Chief Financial Officer, Controller
Wenmao Shi	39	Chief Operating Officer
Zhengdian Xing	33	Vice President, Sales
Xianfu Qiao	47	Sourcing and Design Manager
Lanhai Sun(1)	39	Director
Craig H. Burton(2)	46	Director
Joseph J. Passalaqua(2)	36	Director
Joseph Meuse(2)	39	Director

(1)   Will become a director on the Effective Date.
(2)  Current director until the Effective Date.

Tao Wang   Mr. Wang has been the company’s CEO and founder since March 10, 2003.  Before founding Hongung, Mr. Wang was engaged in variety of capacities involving branding, strategic marketing and sales of footwear since 1992.  Mr. Wang has over 18 years experience in shoe industry.

Renwei Ma Mr. Ma is the company legal representative since the founding of the Hongung in March 2003. Prior becoming Hongung’s legal representative, he was self-employed, as well worked in the shoe industry. He obtained a bachelor degree in Marketing.

Fang Sui  Ms. Sui joined Hongung in March 2003.  She is responsible for the company’s financial information.  She holds a bachelor’s degree, and she is a registered accountant.

Wenmao Shi  Mr. Mao has been with the Company in the sales department since inception in March 2003.  Prior joining Hongung, Mr. Mao was a director of sales at Qingdao Double Star Group. Mr. Mao has over 18 years of sales experience, and obtained a bachelor degree in 1992, majoring in Economics.

Zhengdian Xing   Mr. Xing is a Sales Manager and has been with the Company since March , 2003.  Prior joining Hongung, Mr. Mao was previously an entrepreneur in the footwear industry since 1998.  Mr. Xing has over 10 years of sales experience, and obtained a bachelor degree in 1998, majoring in Sales and Marketing.

Xianfu Qiao, Mr. Qiao has been the Company’s Development Manager since March , 2003.  Prior joining Hongung, Mr. Mao was self-employed, he has worked in the shoe industry in a variety of capacities since 1986. Mr. Qiao has over 20 years of industry experience.

Lanhai Sun, Mr. Sun has been working as the Company’s financial consultant since 2005, and he has invested and owns several Hongung outlets.  He also acts as general manager at Shandong Huibo Import & Export Co.,Ltd and Qingdao Xingguang Import &Export Co., Ltd.

Craig Burton, Mr. Burton has served as President and director of Datone, Inc. since August, 2000. On February 12, 2010 Mr. Burton resigned as President of Datone.  Mr. Burton attended the University of South Carolina-Coastal and was a licensed real estate agent in the State of New York. He began working in marketing for a long distance carrier in 1996 and in 1999, Mr. Burton became Director of Marketing for Datone Communications, Inc., an owner of payphones and distributor of prepaid calling cards. Datone was acquired by USIP in January, 2000. Mr. Burton served as President and a director of USIP.Com from January 2000-2006. Additionally, Mr. Burton was secretary and director of NB Telecom,Inc. from December 2005-2008.

Joseph J. Passalaqua, Mr. Passalaqua has served as our secretary and director since August 2000. On February 12, 2010 Mr. Passalaqua resigned as Secretary of Datone.  Since 1999, Mr. Passalaqua has worked as a trainer at Sports Karate and fitness training company located in Cicero, New York. Mr. Passalaqua is a high school graduate.

Joseph Meuse, Mr. Meuse has served as a director of Datone since January 25, 2010.  Mr. Meuse has been involved with corporate restructuring since 1995.  He is the Managing Member of Belmont Partners, LLC and was previously a Managing Partner of Castle Capital Partners. Additionally, Mr. Meuse maintains a position as a Board Member of numerous public companies.  Mr. Meuse attended the College of William and Mary.

Family Relationships

There is no family relationship among any of our officers or directors.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company.  Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the required parties are delinquent in their Section 16(a) filings, except for the following executive officers who have not filed a Form 3: Tao Wang, Renwei Ma, Fang Sui, Wenmao Shi, Zhengdian Xing, and Xianfu Qiao.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

Transactions With Related Persons

The following includes a summary of transactions since the beginning of the 2007 year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Mr. Tao Wang entered into the contract with the Company to assume fiscal responsibilities for all tax liabilities recorded and potential penalties relating to all tax liabilities before December 31, 2009.  As of December 31, 2008 and 2007, the assumed amount was $3,799,872 and $2,620,236, respectively, which mainly included VAT tax payable and income tax payable. As of September 30, 2009 the assumed amount was $3,464,650. According to PRC tax law, late or deficient tax payment could subject to significant tax penalty. On December 25, 2009, the local tax authority in Jimo City issued a “Tax Review Report”, stating that the tax authority reviewed the Company’s income tax, VAT tax, stamp tax and invoices for the period between June 2006 and November 2009 and noted that the Company had paid off all its tax liability by December 21, 2009.

The Company leases one of its stores from Mr. Tao Wang under a four-year operating lease expiring August 2011. For the years ended December 31, 2008 and 2007, related party rent expense of $17,298 and $15,800, respectively, was included in total rent expense of the year.

The Company leases one of its warehouse buildings to Weidong, Liang, brother-in-law of Mr. Tao Wang, for three years starting May 2008. Per the agreement, the lessee shall pay equal amount of advertising expense on behalf of the lessor as the lease payment. For the year ended December 31, 2008, the Company recorded other income of $57,660 from leasing the aforementioned building and advertising expense of $57,660.

Prior to the acquisitions of Datone the Company loaned Mr. Tao Wang amounts of $222,108 and $4,373,588 at September 30, 2009 and December 31, 2008, respectively. As of the date of this filing, all balances loaned by the Company to Mr. Tao Wang have been repaid and no loans to Mr. Tao Wang are outstanding.

Insider Transactions Policies and Procedures

The Company does not currently have an insider transaction policy.

Director Independence

We currently do not have any independent directors, as the term “independent” is defined by the rules of the Nasdaq Stock Market.

EXECUTIVE COMPENSATION

Summary Compensation Table — Fiscal Years Ended December 31, 2008 and 2007

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. No other executive officer received total annual salary and bonus compensation in excess of $100,000.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Total ($)
Tao Wang, Chief Executive Officer	2008	8,088	3,676	11,764
	2009	8,088	3,676	11,764
Craig Burton, former President	2008	40,040	0	40,040
	2009	40,040	0	40,040

(1)
On February 12, 2010, we acquired Glory Reach in a reverse acquisition transaction that was structured as a share exchange and in connection with that transaction, Mr. Tao Wang became our Chief Executive Officer. Prior to the effective date of the reverse acquisition, Mr. Craig Burton served as President of Datone.

Summary of Employment Agreements and Material Terms

Prior to our reverse acquisition of Glory Reach, our operating subsidiaries were private limited companies organized under the laws of the PRC, and in accordance with PRC regulations, the salary and bonus of our executives was determined by our shareholders.

Other than the salary and necessary social benefits required by the government, we currently do not provide other benefits to the officers at this time. Our executive officers are not entitled to severance payments upon the termination of their employment agreements or following a change in control.

We have not provided retirement benefits (other than a state pension scheme in which all of our employees in China participate) or severance or change of control benefits to our named executive officers.

Outstanding Equity Awards at Fiscal Year End

For the year ended December 31, 2009, no director or executive officer has received equity compensation from us pursuant to any compensatory or benefit plan. There is no plan or understanding, express or implied, to pay any compensation to any director or executive officer pursuant to any compensatory or benefit plan, although we anticipate that we will compensate our officers and directors for services to us with stock or options to purchase stock, in lieu of cash.

Compensation of Directors

No member of our board of directors received any compensation for his services as a director during the year ended December 31, 2009 and currently no compensation arrangements are in place for the compensation of directors.

CORPORATE GOVERNANCE

Audit, Nominating, Compensation Committees and Director Independence

Our Board of Directors currently has no independent directors and does not have standing audit, nominating or compensation committees as of the date hereof and the entire board is performing the functions normally associated with an audit, nominating and compensation committee. However, we anticipate the Company will in the future seek to form audit and other board committees in a manner consistent with Nasdaq listed companies in the future.

Executive and Director Compensation Determination

Prior to our reverse acquisition of Glory Reach, our operating subsidiaries were private limited companies organized under the laws of the PRC, and in accordance with PRC regulations, the salary and bonus of our executive officers was determined by our shareholders.

Going forward the Board of Directors will annually review the performance and total compensation package for the Company’s executive officers, including the Chief Executive Officer; consider the modification of existing compensation, and the adoption of new plans.

Consideration of Director Nominees

In evaluating and determining whether to recommend a person as a candidate for election as a director, the Board of Directors considers the person’s qualities and skills, which include business and professional background, history of leadership or contributions to other organizations, function skill set and expertise, general understanding of marketing, finance, accounting and other elements relevant to the success of a publicly-traded company in today’s business environment, and service on other boards of directors. There are no specific minimum qualifications for nominees. The Board of Directors may employ a variety of methods for identifying and evaluating nominees for director. The Nominating Committee may assess the size of the Board, the need for particular expertise on the Board, the upcoming election cycle of the Board and whether any vacancies are expected, due to retirement or otherwise. In the event that vacancies are anticipated or otherwise arise, the Board of Directors will consider various potential candidates for director which may come to the Board of Directors’ attention through current Board members, professional search firms, stockholders or other persons. No fees have been paid to any third party to identify or evaluate potential director nominees.

In exercising its function of recommending individuals for nomination by the Board for election as directors, the Board of Directors considers nominees recommended by stockholders. The Board of Directors will consider candidates recommended by stockholders under the criteria summarized above. The Board of Directors will make an initial analysis of the qualities and skills of any candidate recommended by stockholders or others pursuant to the criteria summarized above to determine whether the candidate is suitable for service on our Board before deciding to undertake a complete evaluation of the candidate. If any materials are provided by a stockholder or professional search firm in connection with the nomination of a director candidate, such materials are forwarded to the Board of Directors as part of its review. The same identifying and evaluating procedures apply to all candidates for director nomination, including candidates submitted by stockholders.

If you would like the Board of Directors to consider a prospective candidate, please submit the candidate’s name and biographical description to: Datone, Inc. c/o Qingdao Hongguan Shoes Co., Ltd., 269 First Huashan Road, Jimo City, Qingdao, Shangdong, PRC Attention:  Chief Executive Officer.

Board of Directors’ Meetings

During our fiscal year ending December 31, 2009, we did not hold any meetings of the Board of Directors, although our Board of Directors did act by unanimous written consent.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the Company’s certificate of incorporation includes provisions that eliminate the personal liability of its directors for monetary damages for breach of their fiduciary duty as directors. To the extent Section 102(b)(7) is interpreted, or the Delaware General Corporation Law is amended, to allow similar protections for officers of a corporation, such provisions of the Company’s certificate of incorporation shall also extend to those persons. In addition, we have entered into Indemnification Agreements with our Directors, which provide for similar rights.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the bylaws, certificate of incorporation and Indemnification Agreements of the Company provide that:

•
The Company shall indemnify its directors and officers for serving the Company in those capacities or for serving other business enterprises at the Company’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The Company may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•
The Company is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•
The Company will not be obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the Company’s board of directors or brought to enforce a right to indemnification.

•
The rights conferred in the bylaws are not exclusive, and the Company is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	The Company may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents.

These indemnification provisions may be sufficiently broad to permit indemnification of the Company’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933.  The Company may at the discretion of the board of directors purchase and maintain insurance on behalf of any person who holds or who has held any position identified in the paragraph above against any and all liability incurred by such person in any such position or arising out of his status as such.

Insofar as indemnification by us for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling the company pursuant to provisions of our articles of incorporation and bylaws, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

 At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding, which may result in a claim for such indemnification.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Delaware require approval of the transactions contemplated by the Share Exchange. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

STOCKHOLDER COMMUNICATIONS WITH DIRECTORS

Stockholders who want to communicate with our Board or any individual director can write to:

Qingdao Hongguan Shoes Co., Ltd.
269 First Huashan Road
Jimo City, Qingdao
Shandong, PRC

Your letter should indicate that you are a stockholder of the Company.  Depending on the subject matter, management will:

●	Forward the communication to the Director or Directors to whom it is addressed;

●	Attempt to handle the inquiry directly; or

●	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

DATONE, INC.

Date: March 1, 2010	By:	/s/ Tao Wang
Tao Wang Chief Executive Officer